Critical Metals Corp.

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

VIA EDGAR

August 7, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	Critical Metals Corp. Amendment No. 3 to Registration Statement on Form F-4 Filed May 5, 2023 File No. 333-268970

Dear Mr. Levenberg:

Critical Metals Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 17, 2023, regarding our Amendment No. 3 to Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on May 5, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 3 to Form F-4

Unaudited Pro Forma Condensed Combined Financial Information, page 56

1.	You state that the business combination is expected to be accounted for as a share-based payment transaction in accordance with IFRS 2. Please explain your consideration of paragraphs 8 and 13A of IFRS 2 in determining whether a listing expense should be reflected in the pro forma financial statements for any excess of fair value of the equity to be issued to the Sizzle shareholders over the fair value of Sizzle’s identifiable net assets to be acquired. Refer to the March 2013 IFRS Interpretations Committee agenda decision on “IFRS 3 Business Combination and IFRS 2 Share-based Payment – Accounting for reverse acquisitions that do not constitute a business.”

Response to Comment No. 1: The Company acknowledges the Staff’s comment and has undertaken a detailed assessment and determined that the accounting acquiree (“Sizzle”) does not meet the definition of a business under IFRS 3 because it lacks substantive processes as defined by IFRS 3. Thus, the transaction is to be accounted for as an asset acquisition within the scope of IFRS 3. In accordance with IFRS 2 paragraph 8, transaction expenses are capitalized (and not expensed as would be the case if the acquisition was accounted for as a business combination). In accordance with IFRS 2 paragraph 13A and for the purposes of the proforma, the total value of the shares to be issued to European Lithium Ltd is US$750,000,000 (69,182,725 shares at $10.84 per share) based on the fairness opinion issued by Marshall & Stevens (details of which are disclosed in the Registration Statement) which has been allocated against issued capital in the accounts of Pubco.

Unaudited Pro Forma Combined Balance Sheet as of December 31, 2022, page 60

2.	Please revise to include a footnote next to each transaction accounting adjustment. For example, in each scenario, you include an adjustment for Investment in associates without a footnote reference to explain the adjustment. Refer to Rule 11-02(a)(8) of Regulation S- X.

Response to Comment No. 2: The Company acknowledges the Staff’s comment and has included a footnote next to each transaction accounting adjustment referenced in the Company’s pro forma combined balance sheet.

Furthermore, the Company has revised page 68 of the Amended Registration Statement to include a footnote to reference the adjustment for Investment in associates.

Unaudited Pro Forma Combined Statement of Operations for the Six Months Ended December 31, 2022, page 62

3.	Please clarify how you determined the historical amounts presented for Sizzle Acquisition Corp. (Sizzle) for the six months ended December 31, 2022. On page 56 you disclose, “The following unaudited pro forma condensed combined statement of operations for six months ended December 31, 2022 combines the unaudited historical statement of operations of the Company for the six months ended December 31, 2022 and the historical statement of operations of Sizzle for the year ended December 31, 2022.” On page 64 you disclose these amounts were derived from the statement of operations for the twelve months ended December 31, 2022 less the information for the year ended June 30, 2022. In addition, we note you present net income for Sizzle for the six months ended December 31, 2022 despite recognizing a net loss for the same periods based on the 9/30/2022 and 12/31/2022 Form 10-Q and 10-K. Please revise your presentation if necessary.

Response to Comment No. 3: The Company respectfully acknowledges the Staff’s comment and has revised pages 55 and 62 of the Amended Registration Statement to reflect references to appropriate periods and calculations.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended June 30, 2022, page 63

4.	We note your response to comment 1 and reissue the comment, in part. Please revise your presentation of as adjusted basic and diluted profit per share for the historical results of Sizzle.

Response to Comment No. 4: The Company respectfully acknowledges the Staff’s comment and has revised page 65 of the Amended Registration Statement to revise the calculation of the basic and diluted profit per shares as of June 30, 2022.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Form Condensed Combined Balance Sheet, page 66

5.	In notes 2(b) and 2(c)(iii), please revise your disclosure to clearly explain how you determined the $15.2 million and $29.7 million adjustments recorded to Trade and other payables under the 50% redemption scenario and maximum redemption scenarios in order to record a pro forma cash balance of $4,486,768 for each scenario. Please tell us the basis for these deferral of payment of expenses and how they are supported by the underlying agreements of the business combination transaction.

Response to Comment No. 5: The Company respectfully acknowledges the Staff’s comment and notes that the Amended Registration Statement has been revised to remove the deferral of payment of expenses that were previously shown. The Company has instead revised the presentation on page 68 of the Amended Registration Statement to reflect recent agreements with Jett Capital and CCM, pursuant to which such financial advisors have agreed to reduce their fees (which are $15,000,000 in the aggregate) in exchange for shares. These arrangements are described in the Amended Registration Statement in note 2(c)(iii) on page 69 of the Amended Registration Statement, as well as on pages 21 and 22 of the Amended Registration Statement (among other places).

6.	Please review the sub-footnotes in footnote 2(b) and 2(c) and revise as necessary to ensure each note references the appropriate adjustment. For example, (vii) is included in the table but does not have a corresponding sub-footnote explanation.

Response to Comment No. 6: The Company respectfully acknowledges the Staff’s comment and has revised pages 68 to 69 of the Amended Registration Statement in the sub-footnotes to footnotes 2(b) and 2(c) to reference the appropriate adjustment. Furthermore, the Company has included the sub-footnote referenced in the Staff’s comment, on page 69 of the Amended Registration Statement.

7.	Please reconcile amounts disclosed in the table at footnote 2(b) to the tables at page 154 which summarize the sources and uses of funds for the business combination. In this regard, we note:

●	the redemption amount in the maximum redemption scenario at page 154 does not agree with corresponding amounts calculated based on the table at footnote 2(b),

●	the pro forma cash balances at footnote 2(b) do not agree to the cash to balance sheet amounts for each scenario at page 154,

●	transaction expenses at page 154 do not appear to include transaction costs accrued in the historical financial statements as of December 31, 2022 as disclosed at footnote 2(b)(vi).

Response to Comment No. 7: The Company respectfully acknowledges the Staff’s comment and has provided updated disclosure to reconcile amounts on footnote 2(b) to the amounts disclosed in the sources and uses tables elsewhere in the Amended Registration Statement.

8.	Please revise footnote 2(g) to reflect the fair value of the warrants as of December 31, 2022.

Response to Comment No. 8: The Company respectfully acknowledges the Staff’s comment and has revised page 70 of the Amended Registration Statement in footnote 2(g) to reflect the fair value of the warrants as of December 31, 2022.

9.	You state in footnote 2(i) the $30 million adjustment relates to the transfer of 20% interest in EV Resources GmbH. Please revise this disclosure to clearly explain the salient details of this transaction, including if an agreement has been executed and if any consideration has been transferred or is expected to be transferred. Please also clarify how the $30 million adjustment was determined, if you have recorded a related asset, and why this adjustment has only been presented under the no redemption scenario. Lastly, please tell us how you considered the requirements of Rule 3-05 of Regulation S-K related to the ownership of the 20% interest in EV Resources GmbH.

Response to Comment No. 9: The Company respectfully acknowledges the Staff’s comment and has revised pages 227 to 228 of the Amended Registration Statement to provide disclosure to clearly explain the salient details of the transfer of 20% interest in EV Resources GmbH. Furthermore, the Company on page 70 of the Amended Registration Statement has included disclosure to clarify the $362,272 adjustment for the transfer of 20% interest in EV Resources GmbH.

In respect of the Staff’s comment, the Company has considered the guidance in Rule 1-02(w), Rule 3-05 and Rule 11-01, among others, of Regulation S-X with respect to the transfer of the 20% interest in EV Resources GmbH, and the Company has determined that such acquisition will not be considered “significant” under such applicable rules. Nevertheless, the Company has chosen to reflect the acquisition in the pro forma financial information included in the Registration Statement because the Company believes such information would be material to investors, as permitted under Rule 11-01(a)(8).

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact the Company’s counsel, Nahal A. Nellis, Esq., at nnellis@egsllp.com, or Matthew Gray, at mgray@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Tony Sage
Tony Sage, Executive Chairman

cc:	Nahal A. Nellis, Esq. Matthew Gray, Esq.
Ellenoff Grossman & Schole LLP

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